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NAME OF REGISTRANT:
Franklin Managed Trust
File No. 811-4894

Exhibit Item No. 77D (g): Policies with respect to security investments

July 26, 2001, minutes of the meeting of the Board of Trustees of the Franklin Managed Trust:


     RESOLVED,  that effective February  1,  2002,  the
     Franklin  Rising  Dividends  Fund  adopt  a   non-
     fundamental policy that it will normally invest at least 80% of its net assets in investment of companies that have paid rising dividends, and that this policy is changeable only upon sixty days' advance notice to shareholders; and

     FURTHER  RESOLVED,  that the appropriate  officers
     and agents of the Trust be authorized to take such
     actions,   and   to  execute  and   deliver   such
     instruments, certificates and documents, including
     making   changes   to   existing   non-fundamental
     policies as may be necessary or appropriate, in order to effectuate the foregoing, in compliance with the Names Rule.